Nam Tai Electronics, Inc. [LOGO]                                    NEWS RELEASE
--------------------------------------------------------------------------------
Represented by PAN PACIFIC I.R. LTD.                     CONTACT:  Lorne Waldman
1790 - 999 WEST HASTINGS STREET                                        President
VANCOUVER, BC, CANADA V6C 2W2                     E-MAIL: shareholder@namtai.com
TEL: (604) 669-7800 FAX: (604) 669-7816                      WEB: www.namtai.com
TOLL FREE TEL/FAX: 1-800-661-8831

                            NAM TAI ELECTRONICS, INC.
 Increases Shareholding in TCL Mobile to 9% through Acquisition at $126 Million

VANCOUVER, CANADA -- April 5, 2004 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol: QNA; Frankfurt Stock Exchange
Symbol: 884852) announced plans to increase its shareholding in Huizhou TCL Mobile Communication Company Limited ("TCL Mobile") from its indirect 3.033% ownership to 9% through exchange of its existing 72.2% interest in Mate Fair Group Limited ("Mate Fair") and acquiring Jasper Ace Limited ("Jasper Ace"), which directly holds 9% equity interest in TCL Mobile at a consideration of approximately $126 million. A contract was signed on March 31, 2004 and completion of the transaction will take place on April 21, 2004. The said consideration of $126 million was agreed on the basis of 14 times PE of 2003 net profit of TCL Mobile and will be partly satisfied by cash and partly by Nam Tai common shares based on 20 days closing average of Nam Tai's shares before signing of the contract.

Currently, Nam Tai is indirectly holding 3.033% equity interest in TCL Mobile through a 72.2% owned subsidiary, Mate Fair. After the completion of acquiring 100% equity interest in Jasper Ace, Nam Tai will then indirectly hold 9% equity interest in TCL Mobile. The consideration of the acquisition of $126 million will be satisfied including, by exchange of Nam Tai's 72.2% equity interest in Mate Fair, plus cash of $25 million, and 2,389,974 new Nam Tai's shares, which represent approximately 5.48% of the enlarged issued share capital of Nam Tai.

Before this transaction, TCL Mobile has declared and Nam Tai has received a dividend of $1.05 million from TCL Mobile in March 2004 for its 3.033% interest in TCL Mobile. Furthermore, TCL Corporation has recently announced its intention of spinning off TCL Mobile in Hong Kong by way of an initial public offering.

After this transaction, Nam Tai's investment in the TCL Group are the said 9% interest in TCL Mobile and also another 3.69% equity interest (represents 95.52 million promoter's shares) in TCL Corporation. The Closing price of TCL Corporation in the Shenzhen Stock Exchange on April 2, 2004 was approximately $0.9 (RMB7.45) per share.

"This increase of shareholding represents our confidence in the growth of TCL Mobile and strengthens our business relationship. The favourable prospect of TCL Mobile has encouraged us to invest in it in the long run and to simplify our ownership in TCL Mobile by holding a 100% interest in Jasper Ace which holds 9% equity interest in TCL Mobile. We look forward to more success of TCL Mobile in the future and more business opportunities with each other, to generate more promising returns for our shareholders," said Mr. Tadao Murakami, Nam Tai's Chairman.


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About TCL Mobile
----------------

TCL Mobile, a subsidiary of TCL Corporation, is a leading mobile phone manufacturer in the PRC. It has been rated Asia's fastest growing technology company over the past years. TCL Mobile began making mobile phones in 1999 and has grown to become China's No. 1 domestic brand and third overall behind Nokia and Motorola in the PRC's cellular phone market.

About TCL Corporation
---------------------

TCL Corporation is a company listed on the Shenzhen Stock Exchange A share market. It has extensive sales and distribution channels in China. TCL Corporation's scope of business includes the import and export of raw materials, the design, manufacturing, and sales and marketing of telephones, VCD players, color television sets, cellular phones and other consumer electronic products. TCL Corporation is the No. 1 television manufacturer in PRC and is the No.5 household computer manufacturer in PRC.

About Nam Tai
-------------

We are an electronics manufacturing and design services provider to original equipment manufacturers of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, radio frequency modules, flexible printed circuit subassemblies and image sensors. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.

Safe Harbor
-----------

Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Nam Tai intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond Nam Tai's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Nam Tai does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.



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